UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, par value $.005 per share

(Title of Class of Securities)

629410606

(CUSIP Number)

Jeffrey A. Berg

603 N. Indian River Drive

Suite 300

Ft. Pierce, FL 34950

(760) 438-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 629410606

1.	Names of Reporting Persons

Matador Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only_________________________________

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	423,000

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	423,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	423,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)	14.76%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 629410606

1.	Names of Reporting Persons

BFK Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only_________________________________

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)____

6.	Citizenship or Place of Organization	Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	423,000

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	423,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	423,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)	14.76%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 629410606

1.	Names of Reporting Persons

Jeffrey A. Berg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only_________________________________

4.	Source of Funds (See Instructions)	AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	12,346

	8.	Shared Voting Power	423,000

	9.	Sole Dispositive Power	12,346

	10.	Shared Dispositive Power	423,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	435,346

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)	15.19%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 629410606

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on September 29, 2008 (the “Original Schedule 13D”), as amended by the amendments thereto previously filed with the SEC on the dates indicated below (the Original Schedule 13D, as amended through and including this Amendment No. 10 are collectively referred to herein as the “Schedule 13D”):

Amendment No.	Filing Date
1	December 19, 2008
2	January 14, 2011
3	January 14, 2011
4	March 7, 2012
5	September 13, 2012
6	December 27, 2012
7	April 21, 2014
8	November 4, 2016
9	March 31, 2017

The Schedule 13D relates to the shares of Common Stock (the “Stock”) of NTN Buzztime, Inc. (the “Issuer”) owned by Matador Capital Partners, L.P. (the “Fund”), BFK Investments LLC (“BFK”), the general partner of the Fund, and Jeffrey A. Berg, the Managing Member of BFK. The Fund, BFK and Jeffrey A. Berg are collectively referred to herein as the “Reporting Persons”. Except as specifically amended by this Amendment No. 10, items in the Schedule 13D are unchanged.

This Amendment No. 10 reports a decrease in the Reporting Persons’ percentage of beneficial ownership of the outstanding shares of Stock since the date the Reporting Persons’ last filing on Schedule 13D as a result of the Issuer’s issuance of 345,772 shares of Stock in connection with a registered direct offering that the Issuer completed on June 29, 2018 (the “June 2018 Offering”). None of the Reporting Persons acquired any shares of Stock in the June 2018 Offering.

Information in this Amendment No. 10 with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person. Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The information provided in Item 5 of this Amendment No. 10 is incorporated by reference to this Item 3.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

In June 2017 and September 2017, Mr. Berg received 827 and 919 shares, respectively, of restricted stock awards reported in Item 5 of this Amendment No. 10 in lieu of a portion of the annual retainer earned by Mr. Berg in his capacity as a non-employee director of the issuer with respect to the quarters ended June 30, 2017 and September 30, 2017. The restricted stock grants were fully vested on the date of grant. The aggregate value of the shares issued was $11,248.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (d) of Item 5 of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

CUSIP No. 629410606

(a), (b) & (d): Each Reporting Person’s beneficial ownership of the Stock on the date of this Amendment No. 10 is reflected on that Reporting Person’s cover page of this Amendment No. 10. The percentage of shares owned by the Reporting Persons is based upon 2,866,326 shares of Stock outstanding, which is the number of shares outstanding immediately after the June 2018 Offering, as reported in the Issuer’s filings with the SEC. BFK is a limited liability company and serves as the general partner of the Fund with the power to invest in, vote and dispose of the Stock on behalf the Fund. The Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Only Mr. Berg as a limited partner in the Fund individually has an interest through the Fund in more than 5% of the outstanding Stock. Mr. Berg is the Managing Member of BFK and controls the investment decisions of BFK and the Fund. The Reporting Persons are filing the Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each of BFK and Mr. Berg disclaims beneficial ownership of the Stock except to the extent of that Reporting Person’s pecuniary interest therein. In addition, the filing of the Schedule 13D on behalf of the Fund should not be construed as an admission that any of the other Reporting Persons is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by the Schedule 13D.

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended by the addition of the following:

(c) The following sets forth all transactions with respect to Shares effected by the Reporting Persons since their last filing on Schedule 13D: In June 2017 and September 2017, Mr. Berg received 827 and 919 shares, respectively, of restricted stock awards reported in Item 5 of this Amendment No. 10 in lieu of a portion of the annual retainer earned by Mr. Berg in his capacity as a non-employee director of the issuer with respect to the quarters ended June 30, 2017 and September 30, 2017. The restricted stock grants were fully vested on the date of grant. The aggregate value of the shares issued was $11,248.

CUSIP No. 629410606

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2018	MATADOR CAPITAL PARTNERS, L.P.

By:
	Name:	BFK Investments LLC
	Title:	General Partner

	By:	/s/ Jeffrey A. Berg
	Name:	Jeffrey A. Berg
	Title:	Managing Member

Dated: July 2, 2018	BFK INVESTMENTS LLC

	By:	/s/ Jeffrey A. Berg
	Name:	Jeffrey A. Berg
	Title:	Managing Member

Dated: July 2, 2018	JEFFREY A. BERG

/s/ Jeffrey A. Berg
Jeffrey A. Berg

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.